UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

GENE BIOTHERAPEUTICS INC.

(FORMERLY TAXUS CARDIUM PHARMACEUTICALS GROUP INC.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86767104 1

(CUSIP Number)

Barry Rothenburg

71-32 Austin Street, Second Floor

Forest Hills, NY 11375

Phone: (718) 544-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	86767104 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Rothenburg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Personal Funds of Reporting Person
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Forest Hills, NY 11375 USA

	7	SOLE VOTING POWER

		1,603,856
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,603,856
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,603,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%
14	TYPE OF REPORTING PERSON (See Instructions)

Individual (IN)

Item 1. Security and Issuer

This Schedule 13D relates to an aggregate of 1,603,856 shares of common stock, par value $0.001 per share (the “Common Stock”) of Gene Biotherapeutics Inc., formerly named Taxus Cardium Pharmaceuticals Group Inc. (the “Company”), a Delaware corporation. The Company’s principal executive offices are located at 11658 Sorrento Valley Road, Suite #14, San Diego, CA 92121.

Item 2. Identity and Background

(a)	Reporting Person: Barry Rothenburg as an individual investor

(b)	Principal business address: 71-32 Austin Street, 2nd Floor, Forest Hills, NY USA

(c)	Principal occupation: real estate investment and property management

(d)	During the past five years, the Reporting Person was not the party to and the conviction any criminal Proceedings

(e)	During the past five years, the Reporting Person was not a party to a civil proceeding or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgement, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Considerations

The Reporting Person has been a long-term investor in the Company and acquired 1,603,856 shares of Common Stock at a total purchase price of $750,575 at an average purchase price of $0.47 per share, which represents 11.2% of the outstanding Common Stock of the Company, through open market purchases.

Item 4. Purpose of Transaction

Long-term investment.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 1,603,856 shares of Common Stock of the issuer, representing 11.2% of the Issuer’s outstanding Common Stock as of December 31, 2018

(b)	The Reporting Person has sole voting and dispositive power over any of the shares reported herein.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1.22.19
Dated

/s/ Barry Rothenburg
Signature

Barry Rothenburg / Individual
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).